UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

____________________________________________

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

 ____________________________________________

ANADIGICS, Inc.

(Name of Subject Company)

  ____________________________________________

ANADIGICS, Inc.

(Name of Person Filing Statement)

____________________________________________

Common Stock, par value $0.01 per share

(Title of Class of Securities)

032515108

(CUSIP Number of Class of Securities)

 ____________________________________________

 Ronald L. Michels

Chairman and Chief Executive Officer

ANADIGICS, Inc.

141 Mt. Bethel Road

Warren, New Jersey 07059

(908) 668-5000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

W. Raymond Felton

Greenbaum, Rowe, Smith & Davis LLP

P.O. Box 5600

Woodbridge, New Jersey 07095

(908) 549-5600

____________________________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 ( “Amendment No. 7”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9; Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on February 3, 2016; Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on February 17, 2016; Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on February 19, 2016; Amendment No. 4 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on February 22, 2016 ; Amendment No. 5 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on February 24, 2016; and Amendment No. 6 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on February 25, 2016 (as amended, the “Schedule 14D-9”), relating to the tender offer by Regulus Acquisition Sub, Inc., a Delaware corporation (“Acquisition Sub”) and a wholly-owned subsidiary of II-VI Incorporated, a Pennsylvania corporation (“Parent”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share, at a purchase price of $0.66 per share, net to the seller in cash without any interest and subject to any applicable withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash dated February 2, 2016, a copy of which is attached as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Parent and Acquisition Sub with the Securities and Exchange Commission on February 2, 2016 (as amended and supplemented from time to time, the “Schedule TO”), and in the related form of Letter of Transmittal, a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 7. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraphs are hereby added immediately after the last paragraph under the heading “The Solicitation or Recommendation—Background of the Offer and the Merger” on page 29 of the Schedule 14D-9:

“The Company announced on February 29, 2016 that it received from II-VI on February 26, 2016 a further revised set of proposed amendments and agreements (the “February 26, 2016 II-VI Proposed Amendment”) to the II-VI Merger Agreement pursuant to which an affiliate of II-VI has offered to acquire all of the outstanding shares of ANADIGICS common stock on a fully diluted basis for $0.66 per share net in cash, pursuant to an all-cash tender offer and second-step merger. Among the proposed amended terms set forth in the February 26, 2016 II-VI Proposed Amendment is the increase from $0.66 to $0.85 of the per-share offer price set forth in the II-VI Merger Agreement and the extension of a loan to ANADIGICS, on the terms set forth in a proposed loan agreement submitted as part of the February 26, 2016 II-VI Proposed Amendment.

In connection with its consideration of the II-VI and Party B proposals during its February 26, 2016 Board Meeting, the Company's Board consulted with Needham & Company (which had previously opined in writing that the $0.66 per-share all-cash price offered in the January 15, 2016 II-VI Merger Agreement was fair, from a financial point of view, to Anadigics’s stockholders) and observed that the $0.85 per-share all-cash price offered in the February 26, 2016 II-VI Merger Agreement was fair, from a financial point of view, to Anadigics's stockholders.

After consultation with its financial and legal advisors, the Company's Board of Directors has unanimously determined in good faith that the February 26, 2016 II-VI Proposed Amendment renders the Acquisition Proposal received by the Company on February 24, 2016 from the competing bidder that has been identified by the Company as Party B (the "February 24, 2016 Party B Proposed Merger Agreement") no longer a Superior Offer, as defined in the II-VI Merger Agreement. Among the several factors considered by the Company's Board of Directors in reaching its determination were (a) the fact that II-VI matched Party B's $0.85 per-share offer price; (b) as part of its acquisition proposal, II-VI will provide a loan to the Company to address the Company's deteriorating liquidity position; and (c) unlike a proposed merger transaction between the Company and Party B, which is a Chinese company, the proposed merger transaction between the Company and II-VI, which is a domestic company, will not be subjected to the delays and risks caused by the pre-closing review of the transaction by the Committee on Foreign Investment in the United States.

The Company's non-GAAP financial projections (which exclude stock-based compensation, restructuring charges and other non-recurring charges, including financing and merger-related charges) were made available to bidders and to Needham & Company and upon which, along with other information, Needham & Company relied in issuing its fairness opinion with respect to the January 15, 2016 II-VI Merger Agreement, for which the Company will pay a fee to Needham & Company, in addition to the fee for its initial ‘fairness opinion’ on the GaAs Labs merger agreement.  Those projections anticipated largely flat revenues from the third quarter of 2015 through the first quarter of 2016, resulting in negative EBITDA (earnings before interest, taxes, depreciation and amortization).  Excluding assumed cash infusions from equity and/or debt financing, the Company’s reported cash balance as of October 3, 2015 was expected to be consumed by losses in the ensuing two quarters (i.e., by the end of the first quarter of 2016).  The Company explored potential avenues for raising capital through debt or equity, but the limited options that were available would have required the Company to accept unfavorable terms that were costly and highly dilutive to the Company's stockholders.  The Company's operating losses, declining cash balance and corresponding need for funding (as discussed in, among other public filings, the Company's November 12, 2015 Form 10-Q) were among the key reasons that the Company's Board decided to explore the possible sale of the Company. These projections, as provided to Needham & Company and to bidders, are set forth below:

PROJECTED P&L 2015-2018

($ in millions except EPS)	2015					2016					2017					2018				
	Actual		Fcst			Fcst					Fcst					Fcst				
	Q1	Q2	Q3	Q4	FY-15	Q1	Q2	Q3	Q4	FY-16	Q1	Q2	Q3	Q4	FY-17	Q1	Q2	Q3	Q4	FY-18
Net Sales Cellular	6.0	4.7	3.6	2.8	17.1	2.2	1.8	1.5	1.4	6.9	0.9	0.7	0.5	0.3	2.4	0.1	-	-	-	0.1
WiFi	5.1	3.7	3.4	3.3	15.5	3.1	3.2	3.8	4.2	14.2	4.2	4.4	4.7	5.0	18.3	5.3	5.6	5.8	6.1	22.7
Infrastructure	7.4	7.5	5.1	6.1	26.0	6.7	8.1	9.3	10.5	34.6	13.1	14.4	15.6	16.9	59.9	17.8	18.9	20.0	21.2	77.8
TOTAL SALES	18.4	15.8	12.1	12.2	58.6	12.0	13.1	14.6	16.1	55.8	18.2	19.5	20.8	22.1	80.5	23.2	24.4	25.8	27.3	100.6
Mobile	6.4	4.4	3.0	2.5	16.3	1.7	1.3	1.1	1.1	5.2	0.3	0.3	0.3	0.3	1.2	0.1	0.2	0.1	0.1	0.5
Infrastructure	12.0	11.4	9.1	9.7	42.3	10.3	11.7	13.5	15.0	50.5	17.8	19.2	20.5	21.9	79.3	23.0	24.3	25.7	27.2	100.1
Contribution profit (CP, yearly stds)	10.5	9.2	6.9	7.1	33.7	7.3	8.3	9.3	10.3	35.2	11.8	12.7	13.7	14.8	53.0	15.5	16.4	17.5	18.5	67.8
Gross Profit	4.3	3.2	1.7	2.1	11.3	2.0	3.1	4.2	5.1	14.5	7.3	8.6	9.5	10.6	35.9	11.3	12.2	13.2	14.2	50.9
as a % of sales	23.2%	20.5%	14.3%	17.0%	19.4%	16.8%	23.5%	28.8%	32.0%	25.9%	40.3%	44.0%	45.7%	47.8%	44.6%	49.0%	49.9%	51.3%	52.1%	50.7%
R&D	4.8	4.6	4.5	4.4	18.3	4.6	4.6	4.6	4.7	18.3	4.8	4.8	4.8	4.9	19.1	4.9	4.9	4.9	5.0	19.5
SG&A	3.3	3.1	3.0	3.0	12.4	3.0	3.0	3.0	3.0	12.2	3.0	3.0	3.0	3.0	12.2	3.0	3.0	3.0	3.0	12.2
Total Operating Expenses	8.1	7.7	7.5	7.4	30.6	7.6	7.6	7.6	7.7	30.5	7.8	7.8	7.8	7.9	31.3	7.9	7.9	7.9	8.0	31.7
as a % of sales	43.9%	48.9%	61.6%	60.3%	52.3%	63.4%	58.1%	52.0%	47.8%	54.7%	43.0%	40.1%	37.6%	35.7%	38.9%	34.1%	32.4%	30.7%	29.3%	31.5%
Operating Income/(Loss)	(3.8)	(4.5)	(5.7)	(5.3)	(19.3)	(5.6)	(4.5)	(3.4)	(2.5)	(16.0)	(0.5)	0.8	1.7	2.7	4.6	3.4	4.3	5.3	6.2	19.2
as a % of sales	-20.7%	-28.4%	-47.2%	-43.3%	-33.0%	-46.5%	-34.6%	-23.2%	-15.8%	-28.8%	-2.7%	3.9%	8.1%	12.0%	5.7%	14.8%	17.6%	20.6%	22.8%	19.1%
Other Income (Expense)	(0.0)	(0.0)	(0.0)	(0.2)	(0.3)	(0.1)	(0.1)	(0.1)	(0.1)	(0.6)	(0.1)	(0.1)	(0.1)	(0.1)	(0.5)	(0.1)	(0.1)	(0.1)	(0.1)	(0.4)
Pre-tax Income/(Loss)	(3.8)	(4.5)	(5.7)	(5.5)	(19.6)	(5.7)	(4.7)	(3.5)	(2.7)	(16.6)	(0.6)	0.6	1.6	2.5	4.1	3.3	4.2	5.2	6.1	18.8
Capital Expenditures	0.0	0.1	0.1	-	0.2	0.3	0.4	0.4	0.4	1.4	0.4	0.4	0.5	0.5	1.8	0.5	0.5	0.5	0.5	2.0
Working Capital & Other	4.2	0.7	0.5	10.3	15.8	1.2	4.8	0.7	1.1	7.8	(1.5)	(0.4)	(0.6)	0.2	(2.2)	(0.8)	(0.5)	(0.6)	0.1	(1.8)
Depreciation and amortization	2.2	2.0	1.8	1.5	7.6	1.5	1.4	1.3	1.3	5.5	0.7	0.4	0.4	0.4	1.9	0.4	0.4	0.5	0.5	1.8
Net Cash (excludes Bank debt)	13.0	11.2	7.9	9.0	9.0	5.7	6.9	5.0	4.3	4.3	2.5	2.8	3.7	6.3	6.3	8.8	12.4	16.9	23.1	23.1
Gross Cash	17.0	15.2	11.7	18.0	18.0	14.7	15.9	14.0	13.1	13.1	10.9	10.7	11.2	13.5	13.5	15.5	18.7	22.8	28.5	28.5
EBITDA	(1.6)	(2.5)	(3.9)	(3.7)	(11.7)	(4.1)	(3.1)	(2.1)	(1.2)	(10.5)	0.2	1.2	2.1	3.1	6.5	3.8	4.7	5.8	6.7	21.0
Assumed Cash Infusions					Cumm					Cumm					Cumm					Cumm
Equity				5.0	5.0	1.0	5.0	1.0	1.0	13.0					13.0					13.0
Term Debt				5.0	5.0	-	-	-	(0.3)	4.7	(0.4)	(0.4)	(0.4)	(0.4)	3.1	(0.4)	(0.4)	(0.4)	(0.4)	1.5
Revolving Debt	4.0		(0.2)	0.2	4.0					4.0					4.0					4.0

ANADIGICS

PROJECTED CASH FLOWS 2015-2018

Consolidating Cash Flow

(Dollars in Millions)

	2015					2016					2017					2018 Reasoned				
	Q1A	Q2A	Q3A	Q4F	FY-15	Q1F	Q2F	Q3F	Q4F	FY-16	Q1F	Q2F	Q3F	Q4F	FY-17	Q1F	Q2F	Q3F	Q4F	FY-18
Cash flows from operating activities:																				
Proforma net income	(3.8)	(4.5)	(5.7)	(5.5)	(19.6)	(5.7)	(4.7)	(3.5)	(2.7)	(16.6)	(0.6)	0.6	1.6	2.5	4.1	3.3	4.2	5.2	6.1	18.8
Depreciation and amortization	2.2	2.0	1.8	1.5	7.6	1.5	1.4	1.3	1.3	5.5	0.7	0.4	0.4	0.4	1.9	0.4	0.4	0.5	0.5	1.8
Changes in working capital	0.6	1.5	0.8	(0.1)	2.8	0.2	(0.2)	(0.3)	(0.4)	(0.7)	(1.5)	(0.4)	(0.6)	(0.3)	(2.7)	(0.8)	(0.5)	(0.6)	(0.4)	(2.3)
Restructuring	(0.4)	(0.8)	(0.3)	(0.1)	(1.5)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net Cash (Used for) Provided by Operation	**(1.4)**	**(1.8)**	**(3.4)**	**(4.2)**	**(10.7)**	**(4.1)**	**(3.4)**	**(2.5)**	**(1.8)**	**(11.8)**	**(1.4)**	**0.7**	**1.4**	**2.7**	**3.3**	**2.9**	**4.1**	**5.1**	**6.1**	**18.2**
Cash flows from investing / financing activities:																				
Purchase of property, plant, and equipment	(0.0)	(0.1)	(0.1)	-	(0.2)	(0.3)	(0.4)	(0.4)	(0.4)	(1.4)	(0.4)	(0.4)	(0.5)	(0.5)	(1.8)	(0.5)	(0.5)	(0.5)	(0.5)	(2.0)
Issuance of common stock	-	-	-	5.5	5.5	1.0	5.0	1.0	1.5	8.5	-	-	-	0.5	0.5	-	-	-	0.5	0.5
Investing -borrowing/ (repayment) activities	4.0	-	-	5.0	9.0	-	-	-	(0.3)	(0.3)	(0.4)	(0.4)	(0.4)	(0.4)	(1.6)	(0.4)	(0.4)	(0.4)	(0.4)	(1.7)
Net Cash Provided by Investing / Financing	4.0	(0.1)	(0.1)	10.5	14.3	0.8	4.7	0.6	0.8	6.8	(0.8)	(0.8)	(0.9)	(0.4)	(2.9)	(0.9)	(0.9)	(0.9)	(0.4)	(3.2)
Net increase/(decrease) in cash	2.6	(1.9)	(3.5)	6.3	3.6	(3.3)	1.2	(1.9)	(0.9)	(4.9)	(2.2)	(0.1)	0.5	2.3	0.4	2.0	3.2	4.1	5.7	15.0
Cash and marketable securities at beginning of period	14.4	17.0	15.2	11.7	14.4	18.0	14.7	15.9	14.0	18.0	13.1	10.9	10.7	11.2	13.1	13.5	15.5	18.7	22.8	13.5
Cash and marketable securities at end of period	**17.0**	**15.2**	**11.7**	**18.0**	**18.0**	**14.7**	**15.9**	**14.0**	**13.1**	**13.1**	**10.9**	**10.7**	**11.2**	**13.5**	**13.5**	**15.5**	**18.7**	**22.8**	**28.5**	**28.5**
Gross Cash	17.0	15.2	11.7	18.0	18.0	14.7	15.9	14.0	13.1	13.1	10.9	10.7	11.2	13.5	13.5	15.5	18.7	22.8	28.5	28.5

ANADIGICS

PROJECTED BALANCE SHEET 2015-2018

($ Millions)	2015				2016				2017				2018			
	Q1A	Q2A	Q3A	Q4F	Q1F	Q2F	Q3F	Q4F	Q1F	Q2F	Q3F	Q4F	Q1F	Q2F	Q3F	Q4F
Assets																
Cash and marketable securities	17.0	15.2	11.7	18.0	14.7	15.9	14.0	13.1	10.9	10.7	11.2	13.5	15.5	18.7	22.8	28.5
Accounts receivable, net	5.5	5.8	4.8	5.1	4.6	5.0	5.6	6.2	7.0	7.5	8.0	8.5	8.9	9.4	9.9	10.5
Inventory	11.5	9.7	8.1	7.6	7.3	7.1	7.4	7.8	7.7	7.8	8.1	8.2	8.4	8.7	9.0	9.3
Other current assets	3.6	3.1	2.7	2.5	3.1	3.0	2.7	2.2	2.8	2.7	2.4	1.9	2.5	2.4	2.1	1.6
Property and equipment	15.0	13.5	11.7	10.2	8.9	7.9	6.9	6.0	5.8	5.8	5.8	5.9	6.0	6.1	6.1	6.1
Other assets	.1	.1	.1	.1	.1	.1	.1	.1	.1	.1	.1	.1	.1	.1	.1	.1
Total Assets	**52.8**	**47.3**	**39.1**	**43.5**	**38.8**	**39.0**	**36.8**	**35.4**	**34.3**	**34.5**	**35.6**	**38.2**	**41.5**	**45.4**	**50.0**	**56.2**
Liabilities and stockholders'equity																
Current liabilities	9.0	8.7	6.5	5.9	6.0	6.0	6.4	6.6	6.5	6.6	6.5	6.4	6.9	7.1	6.9	7.0
Debt (Term / Revolver)	4.0	4.0	3.8	9.0	9.0	9.0	9.0	8.7	8.3	7.9	7.5	7.1	6.7	6.3	5.9	5.5
Non current liabilities	1.0	.8	.7	.6	.5	.4	.3	.2	.1	.1	.1	.1	.0	.0	.0	.0
Stockholders' equity	38.8	33.8	28.0	27.9	23.3	23.6	21.1	19.9	19.3	19.9	21.5	24.5	27.8	32.0	37.2	43.8
	52.8	**47.3**	**39.1**	**43.5**	**38.8**	**39.0**	**36.8**	**35.4**	**34.3**	**34.5**	**35.6**	**38.2**	**41.5**	**45.4**	**50.0**	**56.2**
Working Capital																
Receivable Days	*28*	*33*	*36*	*38*	*35*	*35*	*35*	*35*	*35*	*35*	*35*	*35*	*35*	*35*	*35*	*35*
Inventory Days	*84*	*77*	*78*	*68*	*67*	*65*	*65*	*65*	*65*	*65*	*65*	*65*	*65*	*65*	*65*	*65*
Payable Days	*32*	*33*	*32*	*32*	*33*	*33*	*35*	*35*	*35*	*35*	*33*	*32*	*35*	*35*	*33*	*32*
Working capital excl. cash	*11.6*	*9.9*	*9.0*	*9.3*	*9.1*	*9.2*	*9.4*	*9.7*	*11.0*	*11.4*	*12.0*	*12.3*	*13.0*	*13.4*	*14.0*	*14.5*

ANADIGICS

In making its determination to conclude the Auction Process and accept the February 26, 2016 II-VI Proposed Amendment, the Board of Directors took into account that the Company’s principal lender, Silicon Valley Bank, was proposing substantial restrictions on the Company’s borrowing capacity that, if implemented, would have a material adverse effect on the Company. For this reason, the Company could only accept Acquisition Proposals that included a loan facility, as both the II-VI and Party B proposals did. As of February 26, 2016, the Company had repaid Silicon Valley Bank substantially in full. In conjunction with the entry into the loan agreement with II-VI, the Company and Silicon Valley Bank are terminating their existing loan agreement, and the Company will be funded by II-VI pending the completion of its tender offer.

On February 26, 2016, at the direction of its Board of Directors, the Company executed the February 26, 2016 II-VI Proposed Amendment, as well as the loan agreement.

The $0.85 per-share price offered in the February 26, 2016 II-VI Proposed Amendment is $0.50 (or more than 140%) higher than the $0.35 per-share price offered in the now-terminated November 11, 2015 merger agreement that the Company had executed with affiliates of GaAs Labs, LLC.

As noted by the Company in its previous announcements, including its February 22, 2016 announcement, the prolonged public auction process in which the Company has been engaged since November 2015 (the "Auction Process"), in conjunction with the Company’'s ongoing operating losses, has had negative effects on the Company's business and financial condition, including its cash-flow. The Company's Board of Directors, after consultation with its financial and legal advisors, as well as the Company's management, determined that, if the Auction Process were permitted to continue beyond February 2016 and the Company were therefore unable by March 1, 2016 or thereabout to execute a definitive merger agreement and a corresponding loan agreement with II-VI or Party B, the Company's business and financial condition, including its cash position, could be irreparably harmed, potentially rendering the Company unable to enter into any merger transaction and thereby denying the Company's stockholders the value of said transaction. Accordingly, in furtherance of its efforts to obtain the highest per-share merger offer price for the Company's stockholders, while protecting the stockholders against the irreparable harm to the Company's business/financial condition (including cash-flow condition) and inability to consummate a merger transaction that could result if the Company were forced to further delay its execution of a definitive merger agreement or amended merger agreement (and the loan agreements ancillary thereto), the Company's Board of Directors has determined that the Auction Process has now come to a close.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit No.	Description
(e)(6)

Amendment No. 2 to Agreement and Plan of Merger dated February 26, 2016 by and among Anadigics, Parent and Purchaser (incorporated by reference to Exhibit 2.3 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 29, 2016).

(a)(5)(J)	Press Release issued by the Company on February 29, 2016 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 29, 2016).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANADIGICS, Inc.

By:	/s/ Ronald L. Michels
Name: Ronald L. Michels
Title: Chairman and Chief Executive Officer

Dated: February 29, 2016